Room 4561

February 27, 2006

Mr. Mark Haugejorde
President and Chief Executive Officer
XFormity Technologies, Inc.
14333 Proton Road
Dallas, TX 75244

> **Re:** **XFormity Technologies, Inc.**
> **Form 8-K/A Filed December 6, 2004**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005**
> **Filed May 18, 2005**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2005**
> **Filed November 25, 2005**
> **File No. 000-23391**

Dear Mr. Haugejorde:

We have reviewed your response to our letter dated December 20, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 6, 2004

Note 5 – Stockholders' Equity

1.   We note your response to our previous comment no. 1. With regards to such
        information, we note the following:

   - You indicate that pursuant to paragraphs 5 and 6 of SFAS 68, when the
     Company "learned" that the terms of the agreement with this one member
     represented a legal obligation to repay, you recorded a liability. You
     determined that the present value of the future credits due to the one member
     ($150,000 in total) was $100,000. Please provide the assumptions used to
     determine the present value.

   - You further indicate that the Company's intention was to reflect balances on
     its financial statements for the liability equivalent to cash received. Explain
     the basis for this accounting. It would appear that the Company should have
     recognized the $100,000 cash received with an offset to (a) equity for the
     value of the shares issued pursuant to paragraph 13 of SFAS 68 and (b)
     liabilities for the present value of the future obligations. If the sum of (a) and
     (b) exceeds the amount of cash received then it would appear that the
     difference would be interest expense to be recognized over the period of
     obligation, which would impact the Company's results of operations.

   - You also indicate that the Company concluded that it was not necessary to
     restate the June 30, 2004 financial statements to reflect the $100,000 liability
     as you determined the judgment of a reasonable person would not have
     changed based on the inclusion or correction of this item, which would have
     changed total stockholders' deficit from ($788,000) to ($888,000). This same
     adjustment, however, would have increased total liabilities from $879,240 to
     $979,240. Given the impact on the Company's total liabilities (an increase of
     11%) and the impact on the future liquidity, we do not believe the Company
     has provided an adequate analysis pursuant to SAB 99 to support their
     conclusions that a restatement is not necessary. Furthermore, based on our
     previous bullet point, it appears that this transaction may have an impact on
     your results of operations as it appears you may have unrecorded expenses.
     Please explain.

   - We are still unclear how the Company determined the value of the 7,243
     shares to be $13.81 or $0.77 on a post merger basis. Based on your response,
     it appears that a formal valuation was not prepared at the time you entered into
     the software development arrangement. We note your responses where you
     attempted to reconcile the post merger market price back to the $0.77 per

share. You indicate that from July 2003 through June 2004, XFM reported losses of $1,012,000 and a loss of $382,000 in the quarter ended, September 30, 2004, which you determined would have contributed to the decline in the value of XFM's common stock issued to consortium members. Tell us how XFM's results for the year ended, June 30, 2004 compare to their results for the year ended June 30, 2003. Your response appears to assume that XFM's results began to decline after you entered into the software development arrangement and that prior to such time, the value of the Company was significantly greater. Considering XFM began operations in June 2002, we question whether their results for the first year of operations would support the $0.77 per share value.

- Pursuant to paragraph 13 of SFAS 68, the Company should have allocated a portion of the proceeds to paid-in-capital based on the fair value of the common stock issued. The remaining proceeds would be allocated to deferred revenues and amortized over the term of the arrangement as an offset to R&D expenses incurred. Your response indicates that the Company treated this transaction as an investment in the Company similar to that made by a venture capitalist. Therefore, it appears that you may not have considered the guidance in SFAS 68 when originally accounting for this transaction. Please explain or revise accordingly.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Liquidity and Capital Resources

2.   We note your response to our previous comment no. 2. With respect to your SFAS 133 and EITF 00-19 analysis, we note the following:

- The Company indicated that the economic characteristics and risk of the embedded feature are clearly and closely related to the host instrument and therefore, you concluded that you did NOT meet the requirements of paragraph 12(a) of SFAS 133. However, pursuant to paragraph 61(k) of SFAS 133, for convertible debt, the changes in fair value of an equity interest and the interest rates on a debt instrument are NOT clearly and closely related and therefore, it appears that you do meet the requirements of paragraph 12(a).

- With regards to paragraph 12(b) of SFAS 133, you indicate that since the convertible debentures are not marked to market on a quarterly or yearly basis, the Company concluded that you met the requirements of paragraph 12(b). The Staff agrees with your conclusion.

- \You further indicated that if separated, the embedded feature would not be considered a derivative and therefore, the Company concluded that you did not meet the requirements of paragraph 12(c) of SFAS 133. The conversion options, however, appear to have a notional (the number of shares the instrument is convertible into) and an underlying (the conversion price) and there was no initial investment and therefore, it would appear that the Company meets the requirements of paragraph 12(c) of SFAS 133. While the Staff notes there are two common scenarios that would typically prevent a conversion option from meeting this criteria (i.e. a company's shares are not publicly traded or there are minimum denominations for conversion that are contractually specified that result in the holder receiving an amount of shares in excess of the trading volume of a company's stock that would preclude sale in the open markets within a day or two), it does not appear that the Company meets either of these scenarios.

- Since you appear to have met the requirements of paragraph 12 of SFAS 133, you will then need to determine if you meet the scope exception of paragraph 11(a) of SFAS 133. This scope exception is a two step process and you must meet both steps to qualify for the exception. The first step is to determine if the instrument is indexed to the Company's own stock. It appears you meet the first step.

- Next you must determine whether an embedded derivative meets the second step of the paragraph 11(a) scope exception and whether the instrument would be classified in stockholders' equity. In order to determine the classification (i.e. equity or liability), the instrument must be analyzed under EITF 00-19.

- Considering this is a convertible instrument, you must first analyze it under paragraph 4 of EITF 00-19 to determine if the host contract is a conventional convertible instrument. A conventional convertible instrument is one where the holder can only realize the value of the conversion option in a fixed number of shares or an equivalent amount of cash (at the discretion of the Company). Your response indicates that the Company concluded the debt is convertible into a variable number of shares and the Staff agrees with your conclusions. You further indicate, however, that based on these conclusions, you determined that EITF 00-19 did not apply. Paragraph 4 of EITF 00-19, however, indicates that paragraphs 12 – 32 of EITF 00-19 do not apply ONLY if the contract is a conventional convertible debt instrument. Since you determined that the instrument was NOT conventional convertible based on the fact that it could be settled in a variable number of shares, you will need to further analyze the instrument pursuant to paragraphs 12 – 32 of EITF 00-19.

- Therefore please provide your analysis of paragraphs 12 – 32 of EITF 00-19. <u>At a minimum</u>, we ask that you address the following in your response:

  o Considering the debt is convertible into a variable number of shares, tell us how you determined that the requirements of paragraph 19 and 20 - 24 of EITF 00-19 were met.

  o Do the contracts require the Company to deliver registered shares? If so, tell us how you met the requirements of paragraphs 14 and 18 of EITF 00-19.

  o Do the contracts require the Company to make cash payments in the event you do not make timely filings with the SEC? If so, tell us how you met the requirements of paragraph 25 of EITF 00-19.

3. We note that in January 2006, the Company revised the terms of the convertible debentures to (a) increase the amount to be raised in the private placement; (b) to reduce the conversion terms; and (c) to securitize the debenture with the assets of the Company's wholly-owned subsidiary, XFormity, Inc. We further note that the holders of the previous convertible debentures may exchange their notes for new convertible debentures issued under the revised terms. Tell us whether you intend to account for such exchanges as a modification or an extinguishment of debt and tell us how you considered EITF 96-19 in your analysis.

<u>10-QSB for the Fiscal Quarter Ended September 30, 2005</u>

<u>Item 3. Controls and Procedures</u>

4. We note your response to our previous comment no. 4 and your revised disclosures in the Company's December 31, 2005 Form 10-QSB. With regards to this information, we note the following:

- Your disclosures indicate that the Principal Executive Officer and Principal Financial Officer conducted an "update" review. It is not clear why you are referring to an "update" review versus a review at a specific point in time. Please explain or revise your disclosures accordingly.

- In our previous comment, the Staff questioned whether the Company's disclosure controls and procedures are designed to provide "reasonable assurance", of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that "reasonable assurance level". Your disclosures, which indicate that the Company's Officers determined "with a reasonable degree of assurance" that the disclosures controls and procedures are effective, appears to be a more narrow conclusion than is required by Exchange Act Rule 13a – 15(e). Concluding with a "reasonable degree of assurance" is not the same as concluding that controls are effective at a reasonable assurance level. Please explain or revise your disclosures accordingly.

- Your current disclosure indicate that the disclosure controls and procedures have been <u>designed</u> to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. You also indicate that your disclosure controls and procedures are <u>effective</u> to ensure that information required to be disclosed in the report that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive officer and principal financial officer to allow timely decisions regarding required disclosures and "we refer you to Exchange Act 13a – 15(e)". Rule 13a 15(e) of the Exchange Act requires, among other matters, that the disclosure controls and procedures be <u>designed</u> "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" <u>and</u> to ensure that "information required to be disclosed by an issuer ... is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Once the Company has indicated that their disclosure controls and procedures are designed in accordance with the Rule, they should then conclude whether or not their disclosure controls and procedures are effective based on such design. Please explain or revise your disclosures accordingly.

- Your disclosures indicate that there have been "no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation". Pursuant to Section F.3 of SEC Release 33-8238, "Under the final rules, a company must disclose any change in its internal control over financial reporting that occurred during the fiscal quarter covered by the quarterly report, or the last fiscal quarter in the case of an annual report, that has <u>materially</u> affected, or is reasonably likely to <u>materially</u> affect, the company's internal control over financial reporting." See also Item 308 of Regulation S-B. Please explain or revise your disclosures accordingly.

5.   We note your response to our previous comment no. 5 where you indicate that SEC Release No. 33-8238 requires companies to evaluate, <u>as of the end of each</u>

fiscal period, any change in the Company's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the company's internal control over financial reporting. Section F.3 of Release No. 33-8238, however, changed the evaluation date for disclosure controls to "as of the end of the period" covered by the quarterly or annual report. The Release did not specify the point at which management must evaluate changes to the Company's internal control over financial reporting. The disclosures in the Company's December 31, 2005 Form 10-QSB continue to indicate that your evaluation was done within 90 days of the period covered by this Report, which is not in accordance with the changes adopted in Release 33-8238. Your evaluation must be done as of the end of the period covered by your report and your disclosures should indicate as such. Please confirm that your evaluation was done in the time period required by the Release and in future filings revise your disclosures accordingly.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief